UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

MIDDLE KINGDOM ALLIANCE CORP.

(Name of Company)

Class B Common Stock, par value $0.001 per share

(Title of Class of Securities)

595750497

(CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Securities Exchange Act (the “Act”) but shall be subject to all other provisions of the Act (however see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Capital Ally Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,685,200
9 SOLE DISPOSITIVE POWER 1,916,132
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,200 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.51% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	This Amendment No. 4 to Schedule 13D is being filed to correct the total number of shares represented to be purchased by the Reporting Persons in Amendment No. 3 on Schedule 13D filed with the Commission on December 10, 2008.
(2)	Based on 3,420,305 shares of Class B Common Stock issued and outstanding as of December 5, 2008.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ARCH Digital Holdings Ltd. (BVI)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 2,685,200
9 SOLE DISPOSITIVE POWER 769,068
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,685,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 78.51% (1)
14	TYPE OF REPORTING PERSON* CO

(1)	Based 3,420,305 shares of Class B Common Stock of the Company issued and outstanding as of December 5, 2008.

Item 1. Security and Company.

This statement relates to the common stock, par value $0.001 per share (the “Class B Common Stock”), of Middle Kingdom Alliance Corp., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 333 Sandy Springs Circle, Suite 223, Atlanta, GA 30328.

Item 2. Identity and Background.

This Schedule 13D/A is being filed jointly by:

(a)-(c) Capital Ally Investments Limited (“Capital Ally”), a British Virgin Islands company and ARCH Digital Holdings Ltd. (BVI) (“Arch Digital,” and collectively with Capital Ally, the “Reporting Persons”). The principal business of Capital Ally is investment holdings. The business address for Capital Ally is 48/F, Bank of China Tower, 1 Garden Road, Central Hong Kong. The principal business of Arch Digital is investment holdings. The address of Arch Digital is c/o ARC Advisors (HK) Limited, 13/F, St. John’s Building, 33 Garden Road, Central, Hong Kong.

Capitalized terms not defined herein shall have the respective meaning given to them in the Schedule 13D, filed November 20, 2008, the Schedule 13D, Amendment No. 1, filed on November 26, 2008, the Schedule 13D, Amendment No. 2, filed on December 10, 2008, and the Schedule 13D, Amendment No. 3 filed on December 10, 2008, amended hereby.

Pursuant to an agreement (the “Agreement”) between Capital Ally and Arch Digital (the “Agreement”), Messrs. Samuel Kong and Clement Kwong share voting power over the 2,685,200 shares of Class B Common Stock covered by this Schedule 13D. Mr. Kong and Mr. Kwong hold dispositive and investment power over 1,916,132 and 769,068 shares, respectively, of such 2,685,200 shares of Class B Common Stock.

Samuel Kong is the Controller and Secretary of Golden Meditech, a Hong Kong company which owns 100% of GM Investment, which owns 50% of Capital Ally. Clement Kwong is a Director of Arch BVI, a company wholly owned by ARC Capital Holdings Limited (“Arc Capital”), a Cayman Islands company.

(d) During the past five years, neither the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the past five years, neither the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

All of the shares of Class B Common Stock beneficially held by the Reporting Persons were paid for using cash contributed by the Reporting Persons’ owners.

Item 5. Interest in Securities of the Company.

(a) The Reporting Persons are the beneficial owner of an aggregate of 2,685,200 shares of Class B Common Stock of the Company, representing approximately 78.51% of the total issued and outstanding shares of Class B Common Stock as of December 5, 2008.

(b) Pursuant to the Agreement between Capital Ally and Arch Digital, Messrs. Samuel Kong and Clement Kwong share voting power over the 2,685,200 shares of Class B Common Stock covered by this Schedule 13D. Mr. Kong and Mr. Kwong hold dispositive and investment power over 1,916,132 and 769,068 shares, respectively, of such 2,685,200 shares of Class B Common Stock.

Samuel Kong is the Controller and Secretary of Golden Meditech, a Hong Kong company which owns 100% of GM Investment, which owns 50% of Capital Ally. Clement Kwong is a Director of Arch BVI, a company wholly owned by ARC Capital Holdings Limited (“Arc Capital”), a Cayman Islands company.

(c) Since December 5, 2008, the Reporting Persons have not effected any transactions relating to the Class B Common Stock or any other equity securities of the Company, other than as set forth in the following table. All purchases were made in privately negotiated transactions:

Date	Number of Shares	Price per Share
December 5, 2008	120,200	$8.35

Item 7. Materials to be Filed as Exhibits.

10.5.	Joint Filing Agreement, dated December 11, 2008, by and among Capital Ally Investments Limited and Arch Digital Holdings Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D, Amendment No. 4 is true, complete and correct.

Dated: December 12, 2008

CAPITAL ALLY INVESTMENTS LIMITED

By:	/s/ Samuel Kong Kam Yu
Name:	Samuel Kong Kam Yu
Title:	Director

ARCH DIGITAL HOLDINGS LIMITED

By:	/s/ Clement Kwong
Name:	Clement Kwong
Title:	Director